Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

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File Number: 57683-13

Web site: www.langmichener.com

Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

October 1, 2008

VIA EDGAR
MAIL STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA 20549

Attention: Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

BARK GROUP INC. (the “Company”)
Registration Statement on Form S-1
Amendment No. 2 Filed July 17, 2008 (the “Form S-1/A2”)
SEC File No. 333-150526

We write on behalf of the Company in response to the Staff’s letter of July 28, 2008 (the “Comment Letter”) signed by Mr. Larry Spirgel, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-1 registration statement filing and the request expressed via email from Christine Adams, Staff Accountant, Division of Corporate Finance, on September 29, 2008 that the Company should submit as correspondence the Company’s current position paper regarding the accounting for the minority interest in Bark Advertising. As requested by the Staff, this position paper was prepared after consultation with Deloitte’s US National Office.

The following discussion has been prepared by the Company in response to the Staff’s Comment #3.

General

Note 9 – Minority Interest, page F-12

3.           We note your response to prior comment 9. To help us better understand your accounting for the minority interest in Bark Advertising, please provide us with the following information:

             A more detailed explanation of your basis for the accounting entries made to minority interest expense to record the excess of the redemption value over the minority interests’ share of net income in accordance with ARB 51;

  The Company has prepared the attached position paper which was emailed to Christine Adams of the Commission on August 25, 2008 in order to clarify the accounting for the minority interest in Bark Advertising. This accounting position paper provides a more detailed explanation of the Company’s basis of accounting, including ARB 51, SAB 5H, and EITF D-98.

  Background

  Prior to the transaction in question (the acquisition of Bark Media and Bark Copenhagen; hereinafter referred to as the “Acquisitions”) Bark Advertising, Inc (“Advertising”) was a wholly owned subsidiary of Bark Group, Inc (the “Company”).

  Prior to the Acquisitions by the Company, Bark Copenhagen (“Copenhagen”) and Bark Media (“Media”) were owned by individuals unrelated to the Company.

  Acquisition of Copenhagen

  On May 14, 2007, Advertising completed the purchase of 100% of Copenhagen’s common shares for a total consideration (excluding acquisition costs of $68) of $2,191 comprised of $656 in cash, which was financed through an intercompany loan with the Company, and 651 shares of Advertising’s Class B redeemable Shares (the “Shares”) with an implied value of $1,535. The 651 Shares represent an 11.52% ownership interest in Advertising.

  Acquisition of Media

  On May 14, 2007, Advertising completed the purchase of 100% of Media’s common shares for a total consideration (excluding acquisition costs of $34) of $1,095 which was paid in cash, again financed through an intercompany loan with the Company.

  Accordingly, subsequent to the Acquisition date, Copenhagen and Media became wholly owned subsidiaries of Advertising. Furthermore, Advertising ceased to be a wholly owned subsidiary of the Company, but rather became a majority owned subsidiary due to the Company retaining an 88.48% ownership interest in Advertising. As a result, the Company’s effective ownership interest in both Copenhagen and Media immediately after the Acquisitions was 88.48% . Immediately after the Acquisitions, the former shareholders of Copenhagen (the “Minority Interest Holders”) owned 11.52% of Advertising, and therefore also effectively owned the same interest in both Copenhagen and Media. Therefore, after the Acquisitions, the Minority Interest Holders owned a noncontrolling interest of 11.52% in Advertising, and through Advertising, in Copenhagen and Media.

  Accounting Discussion

  Accounting for the Acquisitions under Accounting Research Bulletin 51, Consolidated Financial Statements (“ARB 51”) and Staff Accounting Bulletin Topic 5-H-2 (“SAB 5H”)

  With respect to the accounting for the Acquisitions, the Company primarily looked to SFAS 141 Business Combinations (“SFAS 141”). The Company specifically looked to paragraph 9 of SFAS 141, which states in part:

  “For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.”

  The Company has concluded that the Acquisitions are within the scope of SFAS 141 as the Company has obtained “control” over both Copenhagen and Media through its 88.48% ownership interest in Advertising. The Company believes that “control” is indicated by ownership by one company, directly or indirectly, of over 50 percent of the outstanding voting shares of another company.

  Generally, in transactions in which a portion of the acquired entity remains as a noncontrolling interest, we believe that SFAS 141 requires that the noncontrolling interest should be reflected at its historical cost and that the controlling interest acquired should be accounted for in accordance with SFAS 141 (i.e. at fair value). Accordingly, one may argue that in the Company’s case, the 11.52% noncontrolling interest related to Copenhagen and Media should be reflected at its historical cost.

  However, the Company also looked to FTB No. 85-5 Issues Related to Accounting for Business Combinations, (“FTB 85-5) which we believe provides an underlying principle and therefore an exception to historical accounting for the noncontrolling interest related to Copenhagen and Media by stating in part:

  “The accounting depends on whether the minority shareholders are party to the exchange of shares. If some or all of the shares owned by minority shareholders are exchanged for shares of ownership in another subsidiary of the parent (or a new subsidiary formed by combining two or more subsidiaries of the parent), then the transaction is recognized by the parent company as the acquisition of shares from the minority interest, which according to paragraph 14 of Statement 141 should be accounted for by the purchase method, that is, based on fair value.” (Emphasis Added)

  FTB 85-5 goes on to state:

  “However, if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. That is, if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary's assets and liabilities.”(Emphasis Added)

  The Company believes that the requirement to fair value the noncontrolling interest in Copenhagen and Media as provided in FTB 85-5 is predicated on an evaluation as to the substance of the transaction. FTB 85-5 suggests that if the noncontrolling interest holders “basket of assets” has effectively changed as a result of a transaction, then the noncontrolling interests should be accounted for by the purchase method in accordance with paragraph 14 of SFAS 141. With respect to the Acquisitions, the Company believes that the transactions are clearly substantive in that the Minority Interest Holders are clearly holding a different “basket of assets” after the Acquisitions i.e. an 11.52% interest in Advertising, Copenhagen and Media. Accordingly, the Company has concluded that the 11.52% noncontrolling interest related to Copenhagen and Media should be reflected at fair value consistent with the requirements of FTB 85-5.

  To record the Acquisitions, the Company recorded the following journal entry1 (“Journal 1”):

DR Net assets of Copenhagen	(A)	$ 2,259

DR Net assets of Media	(B)	1,129

CR Cash/Debt	(C)	1,853

CR Minority interest - Copenhagen	(D)	260

CR Minority interest - Media	(E)	130

CR Minority interest - Advertising	(F)	-

CR SAB 5H entry (Equity)	(G)	1,145

[1] The Company respectfully advises the Staff that in the process of reviewing the accounting for minority interests, in addition to the technical issues discussed herein, certain errors were identified in the numbers presented to the Staff in the Company’s response letter dated August 7, 2008.

For purposes of the current discussion, the Company would ask that the Staff reference only the numbers included within this memo.

  (A)           Represents the estimated fair value of the assets acquired and liabilities assumed in Copenhagen (including goodwill). See Note 3 to the audited historical financial statements.

  (B)           Represents the estimated fair value of the assets acquired and liabilities assumed in Media (including goodwill). See Note 3 to the audited historical financial statements.

  (C)           Comprised of, for Copenhagen, $724 (being purchase price of $656 plus acquisition costs of $68) and for Media, $1,129 (being purchase price of $1,095 plus acquisition costs of $34). See Note 3, to the audited historical financial statements.

  (D) Calculated as: Net assets of Copenhagen ($2,259, see (A) above) multiplied by 11.52 percent.

  (E)           Calculated as: Net assets of Media ($1,129) multiplied by 11.52 percent.

  (F)           Represents 11.52 percent of the net book value of Advertising after the issuance of the debt to partially finance the acquisitions. As after the issuance, Advertising would have a negative net book value and ARB 51 precludes recognition of minority interest at a negative amount, the minority interest related to Advertising has been recorded at zero.

  The Company believes that it is precluded from fair valuing the noncontrolling interest related to Advertising. Rather, the Company effectively sold an 11.52 percent interest in Advertising in exchange for an 88.48 percent interest in Copenhagen and Media. Since, there was no acquisition of Advertising it would be inappropriate to step-up the Company’s basis in Advertising.

  (G)           In the preparation of the audited historical financial statements, the accounting consequences of SAB 5H were not considered. The Company has now reconsidered this position.

  The Company now believes that SAB 5H should be applied by the Company in accounting for all issuances of Shares by Advertising, including the Acquisitions. Furthermore, in the specific facts and circumstances to hand (redeemable shares, going concern issues, etc.) the Company does not consider gain recognition in the consolidated statements of operations to be appropriate. Accordingly, in the restated financial statements the Company has recorded the excess of the fair value of the Shares issued over the carrying value of Advertising directly within equity.

  Subsequent equity issuances by Advertising

  Advertising issued 50 fully vested non forfeitable shares to two key executives, who were not selling shareholders of Copenhagen, in May 2007 and 25 fully vested non forfeitable shares to one executive in November 2007. The journal entry (“Journal 2”) recorded to affect this issuance was:

DR Cash	(A)	$ 165

DR Compensation expense	(B)	12

CR Minority interest – Advertising	(C)	21

CR SAB 5H entry (Equity)	(D)	156

  (A)           Represents the cash received on issuance of the Shares.

  (B)           Represents the compensation expense recognized in relation to the difference between the price paid for the shares, and the fair value on the date of issuance. Please refer to response to Comment 26 in our letter dated May 1, 2008 for further discussion on the accounting treatment of this matter.

  (C)           Represents the change in minority interest multiplied by the book value of Advertising prior to the issuance.

  (D)           See (G) above.

  Impact of EITF D-98 subsequent to the issuances

  In accordance with ARB 51, the minority interest balance is increased or decreased by the minority interest's share of net income or loss and dividends related to Bark Advertising. At each reporting date, the minority interest should be recorded at the higher of (1) the redemption value or (2) the amount that would result from applying consolidation accounting under ARB 51. The restated financial statements cover all reporting periods for which the Company has produced US GAAP information. In the restated financial statements, the Company has elected to record all EITF D-98 adjustments within equity, specifically as an adjustment to additional paid in capital as allowed by EITF D-98.

	ARB 51 balance	D-98 Adjustments	Redemption value
(a) June 30, 2007	$379	$1,255	$1,634
			(DKK 9,006)
	This amount is calculated as follows:

	$390 (refer Journal 1) plus $13 (part
	of Journal 2 – the May issuance
	element) minus $21 (minority
	interests’ share of losses) minus $3
	(currency translation adjustment)

(b) December 31, 2007	$451	$1,383	$1,834
			(DKK 9,306)
	This amount is calculated as follows:

	$390 (refer Journal 1) plus $21 (refer
	Journal 2) plus $9 (minority interests’
	share of profit) plus $31 (currency
	translation adjustment)

(c) June 30, 2008	$445	$1,522	$1,967
			(DKK 9,306)
	This amount is calculated as follows:

	$451 (Opening balance) minus $34
	(minority interests’ share of losses)
	plus $28 (currency translation
	adjustment)

  Impact of EITF D-98 Adjustments on loss per share calculation.

  As a result of the application of EITF D-98, the net loss attributable to common shareholders for the purposes of calculating loss per share is adjusted as follows:

	Year Ended December 31, 2007	Six Month Period Ended June 30, 2008	Six Month Period Ended June 30, 2007
Numerator:

Net Loss	(407)	(1,772)	(174)

EITF D-98 adjustment - excess of	(1,383)	(139)	(1,255)
redemption amount over ARB 51
adjustment

Loss available to common	(1,790)	(1,911)	(1,429)
shareholders

	Year Ended December 31, 2007	Six Month Period Ended June 30, 2008	Six Month Period Ended June 30, 2007

Weighted average shares	15,186,432	15,816,749	15,027,090
outstanding (Basic and diluted
loss per share)

Net loss per share – Basic and	(0.12)	(0.12)	(0.09)
diluted ($)

             why the minority interest line item, as presented in your statement of operations, was zero for all periods presented;

  As a result of the accounting outlined in the response to bullet 3(a) above, the Company respectfully advises the Staff that the minority interest line item, as presented in the statement of operations, is no longer zero for all periods presented. Rather, the minority interest line item in the statement of operations now appropriately reflects the net income or loss for each period allocated to the minority interest holders i.e. in the six months ended June 30, 2007, a loss of $21, in the year ended December 31, 2007, profit of $9, and in the six months ended June 30, 2008, a loss of $34.

             how you determined the redemption amount to each subsequent reporting date;

  In response to the above bullet, the redemption amount at each subsequent reporting date has been determined based on Clause 18.1 of the Shareholder Agreement dated March 30, 2007. Clauses 18.1 and 18.2 deal with the redemption value, and stipulate that the Company is obligated to redeem the Class B shares at the higher of two values:

  (1)           Clause 18.1: The price originally paid for the shares, such amount stated in the shareholder agreement, or

  (2)           Clause 18.2: At a minimum of the average of the result before tax in accordance with Danish GAAP of the past three financial years of Bark Advertising A/S multiplied by a factor of five.

  The Company currently does not have three financial years of results for Bark Advertising A/S, and consequently, the redemption amount is determined in accordance with Clause 18.1 above.

             the reason for the difference between the value of $1,535,000, which you disclose on page F30 as the value of the Class B shares on the date of issuance, and $1,847,000 reported on your balance sheet as of December 31, 2007; and

  The Company respectfully advises the Staff that the value of the Class B shares as of December 31, 2007 has now been revised to $1,834. This reflects the redemption value on this date, determined in accordance with Clause 18.1 of the agreement (see above.) It should be noted that:

  -           the difference between $1,535 and $1,834 relates to the issuance of 75 Class B shares (see above), and the cumulative translation reserve; and

  -           the difference between $1,847 (as noted in your Comment above) and $1,834 relates to an error in the Company’s original analysis associated with the recognition of compensation expense.

             how you considered Topic D-98, as amended in March 2008, in your accounting determination.

  Company’s first fiscal year beginning on or after December 15, 2008. As such, the Company did not consider those amendments in the accounting treatment for the December 2007 or March 2008 financial statements. However, the Company has reviewed the amendments and note that there would be no change to the current accounting treatment of minority interests based on the new amendments.

  Please advise if you have any questions or comments regarding the Company’s responses outlined above.

  Yours truly,

  /s/ Michael H. Taylor

  Michael H. Taylor
  for Lang Michener LLP

MHT/jl

cc:	Christine Adams, Staff Accountant, Division of Corporation Finance

cc:	Bark Group Inc.
Attn.: Bent Helvang, Chairman, Anders Hageskov, President and CEO,
and Ole Bjerre, Chief Financial Officer